SOKO FITNESS & SPA GROUP, INC.
NO. 194, GUOGELI STREET, HARBIN
HEILONGJIANG PROVINCE, CHINA 150001

VIA EDGAR TRANSMISSION

April 14, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          SOKO Fitness & Spa Group, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2009
Filed on August 31, 2009 and amended on February 3, 2010 and February 24, 2010
Form 10-K for the Fiscal Year Ended May 31, 2008
Filed on August 29, 2008 and amended on February 17, 2009 and July 30, 2009
Form 10-KSB for the Fiscal Year Ended May 31, 2007
Filed on February 29, 2008 and amended on October 24, 2008
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Filed on October 15, 2009 and amended on February 3, 2010
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed on April 14, 2009 and amended on July 30, 2009 and February 3, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2008
Filed on January 14, 2009 and amended on February 17, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2008
Filed on October 15, 2008 and amended on February 17, 2009
Current Report on Form 8-K
Filed on September 10, 2009

(collectively, the “’34 Act Documents”)

Registration Statement on Form S-1
File No. 333-151563
(the “Registration Statement”)

Dear Mr. Owings:

In connection with the comments and review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the ’34 Act Documents referred to above, SOKO Fitness & Spa Group, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, in connection with the Staff’s review of the above referenced Registration Statement, the Company acknowledges that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or others have any questions or would like additional information, please contact the Company’s legal counsel, Barry I. Grossman or Lawrence A. Rosenbloom, at (212) 370-1300.  Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Tong Liu
Tong Liu
President, CEO and Chairman
SOKO Fitness & Spa Group, Inc.

cc:           Ellenoff Grossman & Schole LLP